SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Shaw Communications Inc.

Date: July 24, 2017

By: /s/ Vito Culmone
Name:	Vito Culmone
Title:	Executive Vice President and Chief Financial Officer Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCISpectrumAcquisitionClosing

2

MEDIA RELEASE

SHAW ANNOUNCES CLOSING OF ACQUISITION OF 700 MHZ

AND 2500 MHZ WIRELESS SPECTRUM LICENCES FROM

QUEBECOR MEDIA INC.

CALGARY, July 24, 2017 – Shaw Communications Inc. (“Shaw”) confirmed today the closing of the previously announced acquisition of 700 MHz and 2500 MHz wireless spectrum licences from Quebecor Media Inc. for $430 million (the “Transaction”).

The spectrum licences acquired are comprised of the 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta, and Southern Ontario, as well as the 20 MHz licences of 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary, and Toronto.

“This is an important incremental step in our evolution as an enhanced connectivity provider. We are excited about improving our wireless capabilities and putting this spectrum to use for the benefit of Canadians,” said Brad Shaw, Chief Executive Officer, Shaw Communications. “The addition of this spectrum enhances our ability to offer higher quality wireless experiences, and choice, to more Canadians.”

The Transaction was funded using a combination of cash on hand and Shaw’s existing credit facility.

About Shaw Communications

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony and video. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Investor Inquiries:	Media Inquiries:
Shaw Communications Inc.	Shaw Communications Inc.
Investor Relations	Chethan Lakshman, VP External Affairs
investor.relations@sjrb.ca	chethan.lakshman@sjrb.ca
www.shaw.ca	(403) 930-8448

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances. There is the risk that one or more of these assumptions will not prove to be accurate. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.